SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       ✓        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                   No       ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: April 13, 2007	By	/s/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Contacts:

In Taiwan, R.O.C.	In the U.S.
Dr. S.K. Chen	David Pasquale
ChipMOS TECHNOLOGIES (Bermuda) LTD.	The Ruth Group
+886-6-507-7712	646-536-7006
s.k._chen@chipmos.com	dpasquale@theruthgroup.com

ChipMOS RELEASED UNAUDITED PRO FORMA FINANCIAL INFORMATION AS OF

AND FOR THE YEAR ENDED DECEMBER 31, 2006

Hsinchu, Taiwan, April 13, 2007 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) released today its unaudited pro forma statement of operations for the year ended December 31, 2006 and its unaudited pro forma balance sheet as of December 31, 2006. The unaudited pro forma statement of operations was prepared as if the share purchase and acquisition transaction (the “Transaction”) that was completed on March 27, 2007 among the Company, ChipMOS TECHNOLOGIES INC. and Siliconware Precision Industries Co., Ltd. (“SPIL”) (TAIEX: 2325; Nasdaq: SPIL) was completed on January 1, 2006. The unaudited pro forma balance sheet as of December 31, 2006 was prepared as if the Transaction was completed on December 31, 2006. The Company’s unaudited pro forma financial information as of and for the year ended December 31, 2006 is set forth below.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

– UNAUDITED PRO FORMA FINANCIAL INFORMATION FOLLOWS BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED PRO FORMA FINANCIAL INFORMATION

December 31, 2006

Introduction

On March 27, 2007, ChipMOS TECHNOLOGIES (Bermuda) LTD. (ChipMOS Bermuda), ChipMOS TECHNOLOGIES INC. (ChipMOS Taiwan) and Siliconware Precision Industries Co., Ltd. (SPIL) completed a share purchase and subscription transaction (Transaction) pursuant to which ChipMOS Bermuda and ChipMOS Taiwan purchased all of SPIL’s equity interest in ChipMOS Taiwan at US$0.75 per share for an aggregate amount of approximately NT$6,229 million (US$191 million), and SPIL subscribed for 12,174,998 newly issued common share of ChipMOS Bermuda through a private placement at US$6.28 per share for an aggregate amount of approximately NT$2,492 million (US$76 million). Immediately following the Transaction, ChipMOS Bermuda owned approximately 99.14% of the outstanding shares of ChipMOS Taiwan.

The following unaudited pro forma statement of operations has been prepared giving pro forma effects on the statement of operations for the year ended December 31, 2006 as if the share purchase were completed on January 1, 2006. The actual transaction occurred on March 27, 2007.

The following unaudited pro forma balance sheet has been prepared giving pro forma effects on the balance sheet as of December 31, 2006 as if the share purchase were completed on December 31, 2006.

The unaudited pro forma financial information is based upon the consolidated financial statements of ChipMOS Bermuda as of and for the year ended December 31, 2006 after giving effect to pro forma adjustments described in the accompanying notes. The consolidated financial statements of ChipMOS Bermuda will be included in the future filing of Form 20-F.

The unaudited pro forma financial information does not purport to represent, and are not necessarily indicative of, what the results of operations of ChipMOS Bermuda and its subsidiaries would actually have been if the events described below had in fact occurred at the beginning of 2006 or December 31, 2006, or any other date, or to project the net profit of ChipMOS Bermuda and its subsidiaries for any future period. The adjustments are based on currently available information and certain estimates and assumptions. However, management believes that the assumptions provide a reasonable basis for presenting the unaudited pro forma financial information and that pro forma adjustments give effect to those assumptions and are properly applied in the unaudited pro forma financial information.

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

Year ended December 31, 2006

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	ChipMOS Bermuda	Adjustments (Note 1)		Pro forma
	NT$	NT$		NT$	US$
					(Note 3)
NET REVENUE	20,375,187			20,375,187	625,198

COST OF REVENUE	14,253,345			14,253,345	437,353

GROSS PROFIT	6,121,842			6,121,842	187,845

OPERATING EXPENSES
Research and development	274,752			274,752	8,430
General and administrative	813,046			813,046	24,948
Sales and marketing	107,450			107,450	3,297

Total Operating Expenses	1,195,248			1,195,248	36,675

INCOME FROM OPERATIONS	4,926,594			4,926,594	151,170

NON-OPERATING INCOME
Interest	102,033			102,033	3,131
Other	260,474			260,474	7,992

Total Non-Operating Income	362,507			362,507	11,123

NON-OPERATING EXPENSES
Interest	398,964			398,964	12,242
Other	186,712			186,712	5,729

Total Non-Operating Expenses	585,676			585,676	17,971

INCOME BEFORE INCOME TAX, MINORITY INTERESTS AND INTEREST IN BONUSES PAID BY SUBSIDIARIES	4,703,425			4,703,425	144,322

INCOME TAX EXPENSE	(636,499)			(636,499)	(19,531)

INCOME BEFORE MINORITY INTERESTS AND INTEREST IN BONUSES PAID BY SUBSIDIARIES	4,066,926			4,066,926	124,791

MINORITY INTERESTS	(1,799,405)	1,188,511	(a)	(610,894)	(18,745)
INTEREST IN BONUSES PAID BY SUBSIDIARIES	(149,456)	(63,576	)(a)	(213,032)	(6,537)
CUMULATIVE EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES	3,277			3,277	100

NET INCOME under ROC GAAP	2,121,342			3,246,277	99,609

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

Year ended December 31, 2006

(In Thousands of New Taiwan and U.S. Dollars, Except Earnings Per Share)

	ChipMOS Bermuda	Adjustments (Note 1)		Pro forma
	NT$	NT$		NT$	US$
					(Note 3)
U.S. GAAP Adjustments (Note 5)
Amortization of deferred charge	(4,935)			(4,935)	(151)
Amortization of start-up costs	2,237			2,237	68
Depreciation of property, plant and equipment and employee dormitory building	(22,200)			(22,200)	(681)
Equity accounting for long-term investment	(16,129)			(16,129)	(495)
Transfer of building and facilities from MVI	741			741	23
Marketable securities – trading	2,613			2,613	80
Accrual for bonuses to employees, directors and supervisors	(314,485)	10,641 63,576	(b) (c)	(240,268)	(7,373)
Reversal of impairment loss on long-term investment	33,130			33,130	1,016
Amortization of discount on convertible notes	(237,497)			(237,497)	(7,287)
Interest capitalization	(19,793)			(19,793)	(607)
Stock-based compensation	(90,870)			(90,870)	(2,788)
Effect of U.S. GAAP adjustments on income taxes	10,512			10,512	323
Loss on embedded derivative liabilities	(394,646)			(394,646)	(12,109)
Loss on redemption of convertible notes	(10,549)			(10,549)	(324)
Minority interests	193,635	(136,028	)(d)	57,607	1,768

	(868,236)			(930,047)	(28,537)

NET INCOME under U.S. GAAP	1,253,106			2,316,230	71,072

EARNINGS PER SHARE under ROC GAAP – BASIC	30.84			40.10	1.23

EARNINGS PER SHARE under ROC GAAP – DILUTED	25.00			33.16	1.02

EARNINGS PER SHARE under U.S. GAAP – BASIC	18.22			28.61	0.88

EARNINGS PER SHARE under U.S. GAAP – DILUTED	17.52			27.68	0.85

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – BASIC	68,781			80,956	80,956

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – DILUTED (ROC GAAP)	88,296			100,471	100,471

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING – DILUTED (U.S. GAAP)	71,504			83,679	83,679

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED PRO FORMA BALANCE SHEET

December 31, 2006

(In Thousands of New Taiwan and U.S. Dollars)

	ChipMOS Bermuda	Adjustments (Note 1)		Pro forma
	NT$	NT$		NT$	US$
					(Note 3)
ASSETS

CURRENT ASSETS

Cash and cash equivalents	5,895,904	2,491,798	(e)	2,158,206	66,223
		(6,229,496	)(f)
Accounts receivable	5,029,650			5,029,650	154,331
Others	3,307,005			3,307,005	101,473

Total Current Assets	14,232,559			10,494,861	322,027

LONG-TERM INVESTMENTS	366,742			366,742	11,253
PROPERTY, PLANT AND EQUIPMENT - NET	30,494,323			30,494,323	935,696
INTANGIBLE ASSETS – NET	352,971			352,971	10,831
OTHER ASSETS	565,270	918,046	(f)	1,483,316	45,514

TOTAL ASSETS UNDER ROC GAAP	46,011,865			43,192,213	1,325,321

U.S. GAAP Adjustments:

- Start-up costs	(5,523)			(5,523)	(169)

- Depreciation of fixed assets and employee dormitory building	(147,613)			(147,613)	(4,530)

- Transfer of building and facilities from MVI	(3,304)			(3,304)	(101)

- Interest capitalization	47,195			47,195	1,448

- Negative goodwill	(20,275)			(20,275)	(622)

- Deferred Charge	93,765			93,765	2,877

	(35,755)			(35,755)	(1,097)

TOTAL ASSETS UNDER U.S. GAAP	45,976,110			43,156,458	1,324,224

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES	6,747,480			6,747,480	207,041
LONG-TERM LIABILITIES
Convertible notes	5,133,837			5,133,837	157,528
Derivative liabilities	77,902			77,902	2,391
Long-term loans	10,688,780			10,688,780	327,977

	15,900,519			15,900,519	487,896

OTHER LIABILITIES	478,999			478,999	14,698

TOTAL LIABILITIES UNDER ROC GAAP	23,126,998			23,126,998	709,635

U.S. GAAP Adjustments:

- Accrual for bonuses to employees, directors and supervisors	459,539	(10,641	)(b)	448,898	13,774

- Loss on redemption of convertible notes	10,549			10,549	324

- Equity component of convertible notes	370,209			370,209	11,360

- Fair value of embedded derivative liabilities	244,914			244,914	7,515

- Amortization of discount on convertible notes	309,977			309,977	9,511

- Pension expense	65,293			65,293	2,003
- Effect of U.S. GAAP adjustment on income taxes	(21,813)			(21,813)	(670)
- Negative goodwill	(20,275)			(20,275)	(622)

	1,418,393			1,407,752	43,195

TOTAL LIABILITIES UNDER U.S. GAAP	24,545,391			24,534,750	752,830

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

UNAUDITED PRO FORMA BALANCE SHEET

December 31, 2006

(In Thousands of New Taiwan and U.S. Dollars)

	ChipMOS Bermuda	Adjustments (Note 1)		Pro forma
	NT$	NT$		NT$	US$
					(Note 3)
SHAREHOLDERS’ EQUITY

Capital stock	23,022	3,968	(e)	26,990	828
Capital surplus	9,631,181	2,487,830	(e)	12,100,120	371,283
		(18,891	)(f)
Option warrants	140,695			140,695	4,317
Deferred compensation	(56,574)			(56,574)	(1,736)
Retained earnings	4,322,151	(165,426	)(f)	4,156,725	127,546
Cumulative translation adjustments	68,074			68,074	2,089
Minority interests	8,756,318	(5,127,133	)(f)	3,629,185	111,359

TOTAL SHAREHOLDERS’ EQUITY UNDER ROC GAAP	22,884,867			20,065,215	615,686

U.S. GAAP Adjustments:

- Start-up costs	(5,523)			(5,523)	(170)

- Depreciation of property, plant and equipment and employee dormitory building	(122,589)			(122,589)	(3,762)

- Transfer of building and facilities from MVI	(3,304)			(3,304)	(101)

- Accrual for bonuses to employees, directors and supervisors	(459,539)	10,641	(b)	(448,898)	(13,774)

- Pension expenses	(65,293)			(65,293)	(2,003)

- Interest capitalization	118,757			118,757	3,644

- Amortization of interest capitalization	(96,586)			(96,586)	(2,964)

- Effect of U.S. GAAP adjustments on income taxes	21,813			21,813	670

- Equity component of convertible notes	(271,509)			(271,509)	(8,331)

- Loss on redemption of convertible notes	(10,549)			(10,549)	(324)

- Amortization of deferred charge	(4,935)			(4,935)	(151)

- Amortization of discount on convertible notes	(309,977)			(309,977)	(9,511)

- Gain on embedded derivative liabilities	(244,914)			(244,914)	(7,515)

	(1,454,148)			(1,443,507)	(44,292)

TOTAL SHAREHOLDERS’ EQUITY UNDER U.S. GAAP	21,430,719			18,621,708	571,394

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER ROC GAAP	46,011,865			43,192,213	1,325,321

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY UNDER U.S. GAAP	45,976,110			43,156,458	1,324,224

ChipMOS TECHNOLOGIES (Bermuda) LTD. AND SUBSIDIARIES

NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

December 31, 2006

(In Thousands of New Taiwan and U.S. Dollars)

(1)	Description of pro forma adjustments

(a)	To reflect the reduction in minority shareholders’ share of profits of ChipMOS Taiwan from 29.58% to 0.86% and increase in ChipMOS Bermuda’s interest in bonuses paid by ChipMOS Taiwan from 70.42% to 99.14% under ROC GAAP.

(b)	To reflect the reduction of bonuses paid to SPIL as a corporate director of ChipMOS Taiwan under U.S. GAAP.

(c)	To reverse the increase in ChipMOS Bermuda’s interest in bonuses paid by ChipMOS Taiwan from 70.42% to 99.14% under ROC GAAP.

(d)	To reflect the reduction in minority shareholders’ interest in bonuses paid by ChipMOS Taiwan from 29.58% to 0.86% under U.S. GAAP.

(e)	To reflect the issuance of 12,174,998 shares by ChipMOS Bermuda to SPIL at US$6.28 each.

(f)	To reflect the acquisition of 254,863,285 shares of ChipMOS Taiwan (including 42,695,821 shares repurchased by ChipMOS Taiwan) at US$0.75 each and the corresponding increase in goodwill and reduction in minority interests.

(2)	Weighted average number of shares outstanding

Pro forma basic and diluted earnings per share amounts are calculated based on the pro forma weighted average number of shares outstanding of 80,956 thousand and 100,471 thousand, respectively, as of December 31, 2006.

(3)	Translation into U.S. Dollar amounts

ChipMOS Bermuda maintains its accounts and presents its financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying pro forma financial statements have been translated from New Taiwan dollars at the noon buying rate in the City of New York cable transfers in New Taiwan dollars as certified for customers purposes by the Federal Reserve Bank of New York as of December 29, 2006, which was NT$32.59 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(4)	Purchase accounting

The purchase price of NT$6,229 million (US$191 million) was determined based on the fair value of the existing assets and liabilities of ChipMOS Taiwan for the purpose of applying purchase accounting in accordance with generally accepted accounting principles in the United States (U.S. GAAP). A goodwill of NT$918 million (US$28 million) arises on acquisition of ChipMOS Taiwan.

(5)	Summary of significant differences between accounting principles followed by ChipMOS Bermuda and generally accepted accounting principles in the United States

The unaudited pro forma financial information has been prepared in accordance with generally accepted accounting principles in the Republic of China, which differ in certain respects from U.S. GAAP. Please refer to Note 27 to the audited consolidated financial statements of ChipMOS Bermuda as of and for the year ended December 31, 2005 included in its Annual Report on Form 20-F for the year ended December 31, 2005 and for further information on reconciling items. These differences will also be discussed in the audited consolidated financial statements of ChipMOS Bermuda as of and for the year ended December 31, 2006 to be included in the Annual Report on Form 20-F.